Ernst & Young LLP Chartered Accountants Pacific Centre P.O. Box 10101 700 West Georgia Street Vancouver, Canada V7Y 1C	Phone: 604 891-8200 Fax: 604 643-5422

February 28, 2006

British Columbia Securities Commission

P.O. Box 10142 Pacific Centre

9th Floor - 701 West Georgia Street

Vancouver, B.C., V7Y 1L2

Attention: Statutory Filings

Alberta Securities Commission

4th Floor, 300 - 5th Avenue SW

Calgary, AB, T2P 3C4

Attention: Statutory Filings

Dear Sirs/Mesdames:

Re:       Netco Energy Inc. (the "Company")

             Notice of Change of Auditor (the "Notice")

We have reviewed the Notice of Change of Auditor dated February 20, 2006 (the "Notice") from Netco Energy Inc., delivered to us pursuant to Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations. Based on our knowledge as at the date hereof, we hereby confirm our agreement with the information contained in the Notice.

Yours very truly,

Ernst & Young LLP

Chartered Accountants

cc:

Netco Energy Inc..

MacKay LLP, Chartered Accountant

A member of Ernst & Young Global